13D                         Page 9 of 9 Pages














                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)

                         LASER-PACIFIC MEDIA CORPORATION
                      -------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                       -----------------------------------
                         (Title of Class of Securities)


                                     517923
                            ------------------------
                                 (CUSIP NUMBER)


                         Ralph J. Sorrentino, President
                    Digital Creative Development Corporation
                              67 Irving Place North
                                    4th Floor
                            New York, New York 10003
                                 (212) 387-7700
            --------------------------------------------------------
                  Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                December 19, 2000
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



 Ifthe filing person has previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d--1(e), 13d-1(f) or
                                                13d-1(g),
                                      check the following box / X /.
                                                               ---

1.       NAME OF REPORTING PERSON

                           Digital Creative Development Corporation

         S.S. OR IRS IDENTIFICATION NO. OF PERSONS

                           TIN # 13-4102909

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a) X
               ---
                  (b)
               ---

3.       SEC USE ONLY


4.       SOURCE OF FUNDS

                                    WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                    N.A.

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware


               7.   Sole Voting Power:  815,200
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  815,200
Person
With
10.      Shared Dispositive Power:  -0-


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    815,200   (1)

12.      CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES /  /
                         --


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    10.5% (rounded)


14.      TYPE OF REPORTING PERSON

                                       CO

(1) The Reporting Person disclaims any beneficial ownership of the shares reported by Bruce Galloway and Ralph J. Sorrentino on this Schedule 13D.

1.       NAME OF REPORTING PERSON

        Bruce Galloway (for and on behalf of accounts over which he has control)

        S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS (entities only)


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a)   X
                 ---
                  (b)
                       ---

3.       SEC USE ONLY


4.       SOURCE OF FUNDS

                                    PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                    N.A.

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    UNITED STATES
                                    --------------


               7.   Sole Voting Power:  178,600
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  178,600
Person
With
10.      Shared Dispositive Power:  -0-


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    178,600  (2)

12.      CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES /  /
                         --


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    2.3% (rounded)

14.      TYPE OF REPORTING PERSON

                                       IN

(2) The Reporting Person disclaims any beneficial ownership of the shares reported by Digital Creative Development Corporation and Ralph J. Sorrentino on this Schedule 13D.

1.       NAME OF REPORTING PERSON

                                    Ralph J. Sorrentino

         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS (entities only)


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a)   X
                 ---
                  (b)
                       ---

3.       SEC USE ONLY


4.       SOURCE OF FUNDS

                                    PF


5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                    N.A.

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    UNITED STATES
                                    --------------


               7.   Sole Voting Power:  20,300
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  20,300
Person
With
10.      Shared Dispositive Power:  -0-


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    20,300  (3)


12.      CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES /  /
                         --


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    .3% (rounded)


14.      TYPE OF REPORTING PERSON

                                       IN

(3) The Reporting Person disclaims any beneficial ownership of the shares reported by Digital Creative Development Corporation and Bruce Galloway on this Schedule 13D.

         This Amendment No. 8 to Schedule 13D amends the Schedule 13D initially filed on October 11, 2000 (collectively, with all amendments thereto, the "Schedule 13D") by (i) Digital Creative Development Corporation, a Delaware corporation, ("Digital"), (ii) Ralph J. Sorrentino ("Sorrentino") and (iii) Bruce Galloway ("Galloway" and together with Digital and Sorrentino, the "Reporting Persons").

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

A.       Digital.
----------------

         (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Digital is incorporated herein by reference.

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share of Common Stock for all purchases and sales of the shares of Common Stock in the last 60 days are set forth on Schedule A hereto and are incorporated herein by reference.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

(e)      Not applicable.


B.       Sorrentino.
-------------------


         (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Sorrentino is incorporated herein by reference.

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share of Common Stock for all purchases and sales of the shares of Common Stock in the last 60 days are set forth on Schedule B hereto and are incorporated herein by reference.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

(e)      Not applicable.

C.       Galloway.
-----------------


         (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Galloway is incorporated herein by reference.

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share of Common Stock for all purchases and sales of the shares of Common Stock in the last 60 days are set forth on Schedule C hereto and are incorporated herein by reference.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

(e)      Not applicable.


SIGNATURES



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 8, 2001                              DIGITAL CREATIVE DEVELOPMENT
                                                       CORPORATION



                                                     By: /s/ Ralph J. Sorrentino
                                                   -----------------------------
                                                       Name: Ralph J. Sorrentino
                                                      Title: President and Chief
                                                               Executive Officer



                                                         /s/ Ralph J. Sorrentino
                                                --------------------------------
                                                             Ralph J. Sorrentino



                                                              /s/ Bruce Galloway
                                                 -------------------------------
                                                                  Bruce Galloway

                                   SCHEDULE A


                    Digital Creative Development Corporation




                                                   Price
                                                 Per Share                Where
Trade Date                 Number of Shares (including commission)      Effected


10/27/00                   17,000                    1 27/32              NASDAQ


10/30/00                    2,500                    1 7/8                NASDAQ


11/1/00                     5,000                    1 27/32              NASDAQ


12/1/00                   150,000                    1.135                NASDAQ


12/4/00                   264,200                    1.01                 NASDAQ


12/5/00                    47,000                    1.50                 NASDAQ


12/11/00                   60,000                    1.50                 NASDAQ


12/13/00                   13,500                    1.4575               NASDAQ


12/14/00                  163,000                    1.4218               NASDAQ

                                   SCHEDULE B


                               Ralph J. Sorrentino





                                                   Price
                                                 Per Share                Where
Trade Date                 Number of Shares (including commission)      Effected

                                   SCHEDULE C


                                 Bruce Galloway




                                                   Price
                                                 Per Share                Where
Trade Date                 Number of Shares (including commission)      Effected


12/14/00                      143,800                 1.39                NASDAQ
(Sale)